6464 N W 5th Way., Ft. Lauderdale Florida 33309
phone 954 289 29619 fax954 489 29625

June 6, 2006,

Babette Cooper
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	SiteWorks Building & Development Co. Item 4.02 Form 8-K Filed May 9, 2006 File No. 001-32528

Dear Ms. Cooper:

SiteWorks Building & Development Co. (the “Company”) submits the following responses to comments raised in your letter dated May 19, 2006. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below.

Form 8-K Item 4.02

Revise to disclose more specific disclosure on the nature of the inaccurate information as it relates to equity.

The value of shares previously issued may not have been based on market value on the day the shares were issued, but on a discounted value management felt reflected the value the shares have given the lack of liquidity of the stock. The restatements have been and will be adjusted to reflect the bid price the day the shares were issued.

Babette Cooper
June 6, 2006

Revise to explain why the shares issued may have been valid. Also revise to describe the filings as forms 10KSB and 10 QSB.

The Shares may not have been validly issued because no information statement was filed prior to the amendments made including all amendments to increase and or decrease the authorized outstanding shares from the initial amount of shares authorized.

Further due to the various reverses it may not be clear that the majority shareholder was in fact the majority shareholder at the time the amendments were made (amendments were made pursuant to a unanimous written consent of the majority shareholder. )

However management continues to believe that the majority shareholder was in fact the majority shareholder and that his written consent was secured and the amendments were validly made. In addition, at the time of the amendments the company was not yet fully reporting and so management believes the company was not under an obligation to file an information statement.

Please tell us whether you intend to file restated financials for 2004…and please tell us when you will file the amended Forms 2005 10QSB

Restated 2004 financials were filed with the 2005 annual report. However the company intends to file a restated 2004 annual report by the end of June 30, 2006. The quarterly amended 10 QSB for 2005 will be filed concurrently with the 10QSB for 2006.

Please tell us if the certifying officers have considered the effect of the erro on the adequacy of the disclosure controls and procedures for the period covered by your 2004 form 10-ksb

The certifying officer of the company has considered the effect of the error on the adequacy of the disclosure controls and procedures as of the end of the period covered by the 2004 10 KSB.

Describe the effect of the restatement on the officers conclusions regarding the effectiveness of the company’s disclosure controls and procedures.

The officers conclusion regarding the effectiveness of the company’s disclosure controls and procedures were reevaluated and changes were and will continue to be made to the review process to eliminate ambiguity in any future amendments to the corporate charter which may require shareholder approval.

Babette Cooper
June 6, 2006

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (305) 573-9339.

Sincerely,

/s/ C. Michael Nurse

C. Michael Nurse
Chief Executive Officer

cc:	Neil Levine, Bagell Josephs